

NEWS RELEASE

8x8, Inc.

8x8 Announces $12 Million Common Stock Offering

SANTA CLARA, Calif., June 21, 2004 — 8x8, Inc. (Nasdaq:EGHT) today announced that it has agreed to sell 4,800,000 shares of common stock to an institutional investor at $2.50 per share for aggregate proceeds of $12 million before placement fees and other offering expenses. The investor will also receive a warrant to purchase 1,920,000 8x8 common shares at an exercise price of $3.00 per share. The transaction is expected to close and fund on Wednesday, June 23, 2004. The net proceeds of approximately $11.2 million from the offering will be used to fund the expansion of our Packet8 voice and video communication service, to fund working capital and for general corporate purposes.

A.G. Edwards and Griffin Securities acted as placement agents for the offering. The shares in this offering are being issued under a shelf registration statement previously filed with and declared effective by the Securities and Exchange Commission relating to up to $50 million of our securities. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About 8x8, Inc.
8x8, Inc. offers the Packet8 voice over internet protocol (VoIP) and videophone communications service and Packet8 Virtual Office (www.packet8.net). For additional company information, visit 8x8's web site at www.8x8.com.

About Packet8 and Packet8 Virtual Office



Packet8

Packet8 enables anyone with high-speed access to the Internet to sign up for voice over internet protocol (VoIP) and videophone communications service at http://www.packet8.net. Customers can choose a direct-dial phone number from any of the more than 270 area codes offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband internet connection and make or receive calls from a regular telephone number. For $19.95/month, Packet8 subscribers can make unlimited calls to any telephone number in the United States and Canada, and unlimited calls to any other Packet8 subscriber anywhere in the world. Calls to non-Packet8 numbers outside the United States and Canada are charged at the additional per-minute rates available at http://www.packet8.net/about/international.asp. All Packet8 accounts come with voice mail, caller ID, call waiting, call waiting caller ID, call

forwarding, hold, line-alternate, 3-way conferencing, web access to account controls, and real-time online billing.

Packet8 Virtual Office allows business users anywhere in the world to be part of a virtual PBX that includes auto attendants, conference bridges, extension-to-extension dialing, ring groups and a host of other business class PBX features, while still enjoying unlimited phone calls anywhere in the United States and Canada and the same low, per-minute international rates available in Packet8's residential plans. With Packet8 Virtual Office, each extension has its own direct dial telephone number which can be any telephone number on the Packet8 network, regardless of geographical location, and can make unlimited extension-to-extension calls anywhere in the world.

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements relating to the receipt of funding from the investor and the use of the net proceeds from the offering. Investors are cautioned that these statements involve risks and uncertainties, and actual results could be materially different from those discussed in this news release. These risks include the risk that the funding is not received from the investor in a timely manner or at all. Further information on factors that could affect the actual results of 8x8, Inc. are included in 8x8, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2004, which is on file with the Securities and Exchange Commission. 8x8 does not assume any obligation to revise or update any forward-looking statements contained in this press release that become untrue because of subsequent events.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

MEDIA RELATIONS CONTACT:
Joan Citelli
JCitelli@8x8.com
8x8, Inc.
(408) 399-3101